Place Technology @PlaceTechnology · Apr 22
✅ Proven leadership team
✅ Great product
✅ Award-winning culture

Place Technology is raising money from new investors. See the terms and learn more on Wefunder.

Legal disclosure: bit.ly/32Aaay4


place.
High Performer
50
WEBSITE
on WEFUNDER

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Place Technology @PlaceTechnology · Apr 22
✅ Proven leadership team
✅ Great product
✅ Award-winning culture


place.
See the terms on WEFUNDER
WEBSITE
50

Place Technology is raising money from new investors. See the terms and learn more on Wefunder.

Legal disclosure: bit.ly/32Aaay4